Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139042

SHOPOFF PROPERTIES TRUST, INC.

SUPPLEMENT NO. 1 DATED OCTOBER 1, 2009

TO THE PROSPECTUS DATED AUGUST 17, 2009

This document supplements, and should be read in conjunction with, our prospectus dated August 17, 2009 (the “Prospectus”). The purpose of this Supplement No. 1 is to disclose:

•	the status of our public offering;

•	update of real estate and real estate-related investments;

•	changes in our management and management equity incentives;

•	modification of our related party transaction policy;

•	update to certain listings in our Prior Performance Summary.

I.  Status of the Offering

We commenced our ongoing public offering of 20,100,000 shares of common stock on August 29, 2007. As of September 30, 2009, we sold 1,851,400 shares for aggregate gross offering proceeds of approximately $17,588,300. As of September 30, 2009 we had received but not yet accepted subscriptions for an additional 4,600 shares for aggregate gross offering proceeds of approximately $43,700. The number of shares remaining to be sold is 146,000 shares at $9.50 and 18,100,000 shares at $10.00. We will sell shares until the close of the offering on August 29, 2010, or until the maximum offering has been sold.

II.  Real Estate and Real Estate-Related Investments

A. Aware Development Company Loan

The text beginning on Page 44 of the Prospectus with respect to one of our current projects, referred to as the “Aware Development Company Loan,” is hereby deleted and replaced in its entirety with the updated disclosure below:

“On January 9, 2009, SPT Real Estate Finance, LLC (“SPT Real Estate Finance”), an affiliate of ours formed for the purpose of facilitating our lending transactions, made two separate loans to Aware Development Company, Inc. (“Aware”), in the aggregate amount of $2,300,000. The loans to Aware were made from the proceeds of our public offering and pursuant to two promissory notes, which were secured by two separate collateral pledge agreements encumbering the following real property located in Riverside County, California:

•	approximately 118 acres of vacant and unentitled land located near the City of Lake Elsinore, in an unincorporated area of Riverside County, California (the “Meadowbrook Project”); and

•	approximately 6.11 acres of vacant and unentitled land located near the City of Lake Elsinore, in an unincorporated area of Riverside County, California (the “Coffman Project”).

The Meadowbrook Project and the Coffman Project are, collectively, the “Lake Elsinore Properties.”

The making of the loans to Aware was a related party transaction in that, immediately prior to the loans being made, Aware purchased from Vineyard Bank two loans made by Vineyard Bank (the “Vineyard Loans”) to our affiliate Springbrook Investments, L.P. (“Springbrook”). Springbrook’s general partner is a California corporation of which the stock is 100% owned by the Shopoff Revocable Trust. William (our President, Chief Executive Officer and Chairman of the Board) and Cindy Shopoff are the sole trustees of the Shopoff Revocable Trust.

On or about July 9, 2009, Aware informed SPT Real Estate Finance that Springbrook had not made the payments due under the Vineyard Loans. Aware also indicated that it would not pay to SPT Real Estate Finance the amount due on the two loans SPT Real Estate Finance made to Aware and that, in lieu of payment, Aware would transfer the Vineyard Loans to SPT Real Estate Finance. The assignment of the Vineyard Loans from Aware to SPT Real Estate Finance was completed and documented by two separate Memoranda of Assignment of Note, Deed of Trust and Loan Documents, each dated August 29, 2009.

At the time of the assignment of the Vineyard Loans to SPT Real Estate Finance, the Vineyard Loans were in default and all obligations of Springbrook were due and payable in full. Springbrook agreed to execute and deliver to SPT Real Estate Finance grant deeds to the underlying real estate collateral for the Vineyard Loans in consideration for the discharge by SPT Real Estate Finance of all Springbrook’s obligations under the Vineyard Loans. This agreement was documented by two Settlement Agreements, each dated September 3, 2009, between Springbrook and SPT Real Estate Finance. On September 4, 2009, SPT Real Estate Finance took title to the Lake Elsinore Properties, the collateral under the Vineyard Loans. On September 24, 2009, SPT Real Estate Finance deeded the Lake Elsinore Properties to our affiliate, SPT Lake Elsinore Holding Co., LLC.

We intend to hold the Lake Elsinore Properties for the long-term for the purpose of capital appreciation and, accordingly, we have no current plans for improvement or development of the Lake Elsinore Properties.

The Meadowbrook Project is an undeveloped property that is not anticipated to be developed until after 2015. The property is currently zoned rural residential, and a zone change, general plan amendment, and tentative map approval are necessary to achieve the entitlements being sought. As such, it is anticipated that the Meadowbrook Project will be developed after entitled or partially improved projects owned by others in the vicinity of the City of Lake Elsinore are developed. The Meadowbrook Project competes with nearby projects, such as Tentative Tract Maps 25475 (commonly known as Tuscany Crest) and 33725 (commonly known as Tuscany Valley), which consist of a total of approximately 355 single-family lots. Other competition may come from nearby properties that obtain entitlements for residential development prior to the development of the Meadowbrook Project.

The Coffman Project is part of a proposed annexation, led by the City of Lake Elsinore, of a larger area of properties into the City of Lake Elsinore. The annexation will occur concurrently with the update of the City of Lake Elsinore’s General Plan and Environmental Report (the “General Plan”). This update to the General Plan will provide for a change to the zoning of the property from commercial-industrial to multi-family/high-density residential development, allowing up to 18 units per acre. The annexation is anticipated to be completed in 2010, although the City of Lake Elsinore has not committed to a completion date for the annexation and update of the General Plan. Projects with which the Coffman Project may compete include a 126-unit multi-family project proposed by MBK Homes near the Coffman Project. Timing for the MBK Homes project is unknown.

The land use entitlements discussed above require discretionary approvals from the Riverside County Board of Supervisors, in the case of the Meadowbrook Project, and from the City of Lake Elsinore, in the case of the Coffman Project. As such, there is a risk that a majority vote will not be obtained in the timeframe in which we intend to develop these properties, if at all.

Annual taxes are estimated at $22,000 for the Meadowbrook Project and $5,000 for the Coffman Project at a tax rate of 1.0043% on the basis of $2,152,210 and $472,436, respectively. There are no mortgages, liens, or other encumbrances on the Lake Elsinore Properties, other than normal property tax liability.

We previously reported, in our Form 8-K filed with the Securities and Exchange Commission on January 15, 2009, the details of two loans made to Aware on January 9, 2009 by SPT Real Estate Finance. The above description of the Memoranda of Assignment of Note, Deed of Trust and Loan Documents and the Settlement Agreements is qualified in its entirety by reference to the full text of the documents which are attached to our Current Report on Form 8-K filed on September 11, 2009, as Exhibits 10.1, 10.2, 10.3, and 10.4.”

B. Winchester Hills (Pulte Home) Project

The text beginning on Page 46 of the Prospectus with respect to the completed project, referred to as the “Winchester Hills (Pulte Home) Project,” is hereby deleted and replaced in its entirety with the updated disclosure below:

“Completed Projects

Winchester Hills (Pulte Home) Project

On March 20, 2009, our affiliate, SPT SWRC, LLC, a Delaware limited liability company (“SPT SWRC”), sold to Khalda Development Inc, a California corporation (“Khalda”), 244 rough graded 7,200 square foot residential lots and a graded superpad with entitlements for 225 attached residential condominium units on approximately 60 acres of land located in an unincorporated area of southwest Riverside County, California, commonly known as Winchester Hills (the “Winchester Hills Project”). The sale was made pursuant to a Purchase and Sale Agreement and Joint Escrow Instructions, dated February 27, 2009, at a sales price of $5,000,000. Shopoff Advisors received a disposition fee of 3% of the contract sales price, or $150,000, in connection with the sale.

SPT SWRC had originally acquired the Winchester Hills Project on December 31, 2008, from Pulte Home Corporation (“Pulte Home”) for a purchase price of $2,000,000. Shopoff Advisors received an acquisition fee of 3% of the contract purchase price, or $60,000 in connection with the purchase. Pulte Home is not affiliated with us or any of our affiliates.

When Khalda purchased the Winchester Hills Project from SPT SWRC, Khalda assumed SPT SWRC’s obligation to replace existing subdivision improvement agreements and related bonds on or before June 30, 2009 (the “Obligations”), which Obligations were secured by a deed of trust on the Winchester Hills Project. Pulte Home took the position that, under the sales agreement entered into when Pulte Home sold the Winchester Hills Project to SPT SWRC, it had the right to accelerate the due date of the Obligations if the Winchester Hills Project was resold by SPT SWRC without obtaining the consent of Pulte Home to transfer the Obligations in connection with the sale. Based on its assertion that SPT SWRC sold the Winchester Hills Project to Khalda without Pulte Home’s consent to transfer the Obligations, Pulte Home accelerated the due date of the Obligations. The Obligations were not satisfied by the accelerated due date. Accordingly, on May 1, 2009, Pulte Home caused a “Notice of Default and Election to Sell Under Deed of Trust” to be filed in the Official Records of Riverside County, California. The foreclosure proceedings on the Winchester Hills Project are on-going. Khalda, the current owner of the property, is in the process of obtaining the governmental approvals necessary to satisfy the Obligations and has declared bankruptcy in order to forestall the foreclosure proceedings so that such governmental approvals can be obtained. A consequence of the foreclosure is that ownership of the Winchester Hills Project could pass from Khalda back to Pulte Home.

The Winchester Hills Project is also the subject of a dispute regarding obligations retained by both Pulte Home, when it sold the Winchester Hills Project to SPT SWRC, on December 31, 2009, and by SPT SWRC when it resold the Winchester Hills Project to Khalda on March 20, 2009, to complete certain improvements, such as grading and infrastructure (the “Improvements”). Both sales were made subject to the following agreements which, by their terms, required the Improvements to be made: (i) a Reconveyance Agreement, dated November 15, 2007, by and among Pulte Home and the prior owners of the Winchester Hills Project — Barratt American Incorporated, Meadow Vista Holdings, LLC (“Meadow Vista”) and Newport Road 103, LLC (“Newport”) (the “Reconveyance Agreement”), and (ii) a letter agreement, dated December 30, 2008, executed by SPT SWRC, Meadow Vista, and Newport, and acknowledged by Pulte Home (the “Subsequent Letter Agreement”). Meadow Vista and Newport, as joint claimants (the “Claimants”) against Pulte Home and SPT SWRC, have initiated binding arbitration in an effort to require Pulte Home to reaffirm its obligations under the Reconveyance Agreement and the Subsequent Letter Agreement to make the Improvements in light of the subsequent transfer of ownership of the Winchester Hills Project to Khalda, and to require that certain remedial measures be taken to restore the site to a more marketable condition. SPT SWRC maintains that it is not a proper party to the arbitration, because the declaratory action being sought by the Claimants is to establish rights of the Claimants against Pulte Home, and not against SPT SWRC, and neither SPT SWRC nor

Pulte Home has taken the position that their respective transfers of the Winchester Hills Project has released them from the obligation to make the Improvements. The arbitration process is at its inception and, although we believe the request for declaratory relief by the Claimants has no legal basis and that the issue is not arbitrable since no actual dispute exists, we cannot predict the outcome of the arbitration proceedings at this time.”

III.  Management of Shopoff Properties Trust, Inc.

A. Appointment of New Director

On September 23, 2009, our board of directors appointed Mr. Kerry Vandell as an independent director to fill the vacancy created by the resignation of director Diane Kennedy, following the recommendation of our nominating and corporate governance committee. Mr. Vandell is a Professor of Finance and Director of the Center for Real Estate at the Paul Merage School of Business at University of California — Irvine. Mr. Vandell will serve on our audit committee and nominating and corporate governance committee. Mr. Vandell is a Class III director and will stand for election at our 2010 annual meeting of shareholders. As a director, Mr. Vandell will be entitled to the director compensation set forth in the Prospectus, including a restricted stock award of 5,000 which shall vest in equal percentages over a period of four years and a stock option grant of 3,000 shares annually thereafter.

B. Update of Stock Option Grants

On August 29, 2009, the compensation committee of our board of directors modified the anticipated stock option grants to our executive officers (two of whom are also directors) shown under the subheadings “Director Compensation” and “Executive Officer Compensation” on Page 53 of the Prospectus. The anticipated stock option grants as disclosed in the Prospectus and the actual stock option grants made on August 29, 2009, are set forth below:

	Anticipated Grant	Actual Grant

Edward Fitzpatrick, Executive Vice President, Director	50,000	0
Kevin Bridges, Chief Financial Officer, Corporate Secretary, Director	12,500	37,000
Tim McSunas, Chief Investment Officer	33,000	25,000

The options will vest in equal percentages over a period of five years, with the initial vesting being as of the date of grant. The exercise price of the options is $9.50 per share.

On August 29, 2009, our compensation committee made the anticipated grants disclosed in the Prospectus of stock options to purchase 3,000 shares to each of our directors who are not also executive officers and 3,500 shares to those directors who serve as chairpersons of our standing committees. These stock options shall vest in equal percentages over a period of four years, with the initial vesting being as of the date of grant. The exercise price of the options is $9.50 per share.

C. Change in Executive Officer Title

Tim McSunas was promoted by our board of directors from Senior Vice President — Acquisitions to Chief Investment Officer on September 23, 2009.

IV.  Certain Relationships and Related Transactions

The Prospectus is hereby updated to provide that our full board of directors shall review and approve related party transactions in lieu of the nominating and corporate governance committee. Pages 57 and 58 of the Prospectus are hereby modified to reflect this change in our related party transaction policy.

V.  Prior Performance Summary

A. Registration Statement Programs — Shopoff Properties Trust, Inc. — On-going Programs

The following two programs are hereby added to the list of “On-going Programs” under the heading “Registration Statement Programs — Shopoff Properties Trust, Inc.” on Page 70 of the Prospectus. These are special purpose entities formed by us to hold the various real estate and real estate-related assets we acquire:

1. SPT — Lake Elsinore Holding Co., LLC

“SPT — Lake Elsinore Holding Co., LLC, a Delaware limited liability company wholly owned by our affiliate Shopoff Partners, L.P., was formed for the purpose of making real estate investments in the Lake Elsinore area of Riverside County, California. In April 2009, SPT — Lake Elsinore Holding Co., LLC acquired sixty five (65) finished lots located in the City of Lake Elsinore, Riverside County, California, commonly known as Wasson Canyon for the purchase price of $650,000. In May 2009, SPT — Lake Elsinore Holding Co., LLC acquired 543 single family residential lots, a 9.4 acre park and over 70 acres of open space on a total of 225 acres of unimproved land commonly referred to as tract 29835 located in the City of Menifee, Riverside County, California, commonly known as the “Underwood Project.” The purchase price was $1,650,000. As of June 30, 2009, SPT — Lake Elsinore Holding Co., LLC has used $2,473,507 from the proceeds of the sale of our common stock to acquire these investments. To date, no net income has resulted from this program.”

2. SPT AZ Land Holdings, LLC

“SPT AZ Land Holdings, LLC, a Delaware limited liability company wholly owned by our affiliate Shopoff Partners, L.P., was formed for the purpose of making real estate investments in the Phoenix Metropolitan area and all surrounding communities of Maricopa County, Arizona. In July 2009, SPT AZ Land Holdings, LLC acquired a final plat of 739 single family residential lots on a total of 200 acres of unimproved land, commonly known as “Desert Moon Estates,” located in the Town of Buckeye, Maricopa County, Arizona. The purchase price was $3,000,000, approximately $2,000,000 of which was paid through a secured promissory note and deed of trust with assignment of rents. To date SPT AZ Land Holdings, LLC has used $1,006,484 from the proceeds of the sale of our common stock to acquire these investments. To date, no net income has resulted from this program.”

B. Programs Similar in Nature to Registration Statement Objectives — Ongoing Programs

The following five programs under the heading “Programs Similar in Nature to Registration Statement Objectives — On-going Programs” are updated as specified below beginning on Page 76 of the Prospectus:

1. #22A — MRF Carbon Canyon, L.P.

The last paragraph under the program listed as Item #22A on Page 76 of the Prospectus is hereby deleted and replaced in its entirety with the following updated paragraph:

“On June 12, 2009, Old Standard caused a “Notice of Default and Election to Sell Under Deed of Trust” to be filed in the Official Records of Orange County, California due to non-payment of principal and interest by MRF Carbon Canyon, L.P. under the Plan of Reorganization approved at the Plan Confirmation Hearing on February 27, 2008 (the “Plan of Reorganization”). MRF Carbon Canyon, L.P. has attempted to negotiate with Old Standard to restructure the existing note extension, as approved at the February 27, 2008 Plan Confirmation Hearing. Negotiations between MRF Carbon Canyon, L.P. and Old Standard to date have not been successful and Old Standard has elected to accelerate the payments due under the promissory note and has commenced foreclosure proceedings under its first priority deed of trust on the property acquired by MRF Carbon Canyon II, L.P. in October 2005, and pledged to Old Standard as part of the Plan of Reorganization. The trustee sale is currently scheduled for October 13, 2009.”

2. #22B — MRF Carbon Canyon II, L.P.

The following paragraph is hereby added as a second paragraph to the description of the program listed as Item #22A on Page 76 of the Prospectus:

“On June 12, 2009, Old Standard Life Insurance Company, an Idaho corporation (“Old Standard’) caused a “Notice of Default and Election to Sell Under Deed of Trust” to be filed in the Official Records of Orange County California due to non-payment of principal and interest by MRF Carbon Canyon, L.P. under a Plan of Reorganization approved by the United States Bankruptcy Court, Central District of California at a Plan Confirmation Hearing held on February 27, 2008 (the “Plan of Reorganization”). MRF Carbon Canyon, L.P. has attempted to negotiate with Old Standard to restructure the existing note extension as approved at the February 27, 2008 Plan Confirmation Hearing. Negotiations between MRF Carbon Canyon, L.P. and Old Standard to date have not been successful and Old Standard has elected to accelerate the payments due under the promissory note and has commenced foreclosure proceedings under its first priority deed of trust on the property acquired by MRF Carbon Canyon II, L.P. in October 2005, and pledged to Old Standard as part of the Plan of Reorganization. The trustee sale is currently scheduled for October 13, 2009.”

3. #23A Springbrook Investments, L.P.

The following paragraph is hereby added as the last paragraph to the description of the program listed as Item #23A on Page 77 of the Prospectus:

“On September 3, 2009, Springbrook Investments, L.P. entered into two Settlement Agreements with its lender on two secured promissory notes on properties consisting of unimproved and unentitled land in the City of Lake Elsinore, Riverside County, California. The secured promissory notes were in default and all obligations of Springbrook Investments, L.P. were due and payable in full. In the Settlement Agreements, Springbrook Investments, L.P. agreed to execute and deliver to its lender, grant deeds to the underlying real estate collateral for the secured promissory notes in consideration for a discharge by its lender of all of Springbrook Investment, L.P.’s obligations under the secured promissory notes.”

4. #27 — Spring Mountain Investments, LLC

The paragraph for the program listed as Item #27 on Page 81 of the Prospectus is hereby deleted in its entirety and replaced with the following updated paragraph:

“27. Spring Mountain Investments, LLC was formed as a special purpose California Limited Liability Company to acquire options to purchase (i) an undivided interest in two separate properties consisting of unimproved medium-density residential parcels located in Riverside, California, and (ii) 186 shares of stock in Riverside Highlands Water Company. To date no acquisitions have been made from the existing option contracts. On or about April 6, 2009, Spring Mountain Investments, LLC was informed by one of the owners of the property for which Spring Mountain Investments, LLC held an option, that such owner had lost its property in a foreclosure proceeding and accordingly, Spring Mountain Investments, LLC no longer has the ability to acquire such property through the exercise of its option. Funds for this program were raised through a private placement offering, which commenced in March 2005 and is on-going. The offering to date has raised total gross offering proceeds of $1,182,326 from the sale of 9 membership interests. Net income produced by this program to date is $924,914.”

5. #34 — TSG El Toro, L.P.

The paragraphs for the program listed as Item #34 on Page 83 of the Prospectus are hereby deleted in their entirety and replaced with the following updated paragraphs:

“34. TSG El Toro, L.P. was formed as a special purpose California limited partnership to purchase unimproved and unentitled lands in the City of Lake Elsinore, County of Riverside, State of California, and to entitle such lands for ultimate sale in bulk to residential, commercial, and industrial developers. In January 2007, the partnership acquired 11.66 acres of commercial-zoned property (the “El Toro Property”), the sole property acquired to date in this program, for $2,200,000. In September 2007, 4.49 of the 11.66 acres were sold for $1,100,000. The 4.49 acres was subsequently re-contributed to TSG El Toro, L.P. in 2008 in exchange for a limited partnership interest. Funds for this program were raised through a private placement offering, which commenced in December 2006 and is on-going. To date, TSG El Toro, L.P. has raised $1,859,000 in gross offering proceeds from the sale of 15 limited partnership interests. Net income produced from this program to date is $92,807.

TSG El Toro, L.P. acquired the El Toro Property through a loan (the “El Toro Loan”) from Vineyard Bank, N.A., which loan is now owned by California Bank & Trust (“CBT”). On May 15, 2009, a Notice of Default and Election to Sell Under Deed of Trust was filed in the Official Records of Riverside County, California due to the non-payment of outstanding principal and interest on the El Toro Loan, which was due and payable on January 11, 2009, the maturity date. Foreclosure proceedings were subsequently commenced. On or about September 3, 2009, CBT and TSG El Toro, L.P. reached a settlement whereby CBT will continue foreclosure proceedings on the El Toro Property and TSG El Toro, L.P. and the guarantors of the El Toro Loan will execute a no-contest agreement acknowledging the right of CBT to pursue foreclosure and any other remedy to which it has a right. In return, CBT agreed not to pursue the guarantors of the El Toro Loan, which are William Shopoff, as an individual, and The Shopoff Revocable Trust dated August 12, 2004. William and Cindy Shopoff are the sole trustees of The Shopoff Revocable Trust dated August 12, 2004. William Shopoff is our President, Chief Executive Officer and Chairman of the Board of Directors.”